SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Release: Daimler Group EBIT of 1.2 billion € in the first quarter above market expectations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault, changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Contact:	Telephone:
Marc Binder	+49 (0) 711-17-41349	Press Information
Florian Martens	+49 (0) 711-17-35014
Date:
April 19, 2010

Daimler Group EBIT of 1.2 billion € in the first quarter above market expectations

•      Mercedes-Benz Cars EBIT: 806 Mio. €

•      Daimler Trucks EBIT: 130 Mio. €

Stuttgart — Daimler AG (stock-exchange abbreviation DAI) today releases its preliminary figures for the first quarter of 2010. Group revenues amount to 21.2 billion €, while Group Earnings before Interest and Taxes (EBIT) including special reporting items amount to 1.2 (2009: -1.4) billion €.

The EBIT in the first quarter was supported by very solid results at Mercedes-Benz Cars in consequence of strong sales, model mix and pricing as well as a favourable overall cost position during the first quarter.

The divisions’ preliminary EBITs are:

Mercedes-Benz Cars 806 million €;
Daimler Trucks 130 million €;
Mercedes-Benz Vans 64 million €;
Daimler Buses 41 million €;
Daimler Financial Services 119 million €.

Negative special reporting items are included in the division results in Daimler Trucks and Daimler Financial Services. The gain from the sale of the stake in Tata and the negative impact from EADS are at similar levels.

Daimler Communications, 70546 Stuttgart/Germany

The divisions’ revenues are:

Mercedes-Benz Cars 11.6 billion €;
Daimler Trucks 4.9 billion €;
Mercedes-Benz Vans 1.7 billion €;
Daimler Buses 1.0 billion €;
Daimler Financial Services 3.1 billion €.

EBIT Outlook 2010

Mercedes-Benz Cars expects an EBIT of 2.5 to 3 billion € from ongoing business. Daimler Trucks anticipates an EBIT of 500 to 700 million € from ongoing business.

These Q1 figures are preliminary and not reviewed by the auditor. Daimler will publish final numbers and the group guidance as well as further details of its quarterly financial statements on April 27, 2010.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault, changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: April 20, 2010